April 20, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
John Krug

Re:                        Supernus Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-171375)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several underwriters, hereby join Supernus Pharmaceuticals, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time, on April 24, 2012, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that between April 11, 2012 and the date hereof, the undersigned effected the distribution of  approximately 6,829 copies of the Preliminary Prospectus dated April 11, 2012 (the “Preliminary Prospectus”) to prospective underwriters, institutional investors, dealers, and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Citigroup Global Markets Inc.
Piper Jaffray & Co.

By:	Citigroup Global Markets Inc.

By:	/s/ William R. White
	Name:	William R. White
	Title:	Managing Director

By:	Piper Jaffray & Co.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]